Curated Mountain, LLC

Unaudited Financial Statements for Date Ending December 31, 2020

March 8, 2021



Independent Accountant's Review Report

To: Management of Curated Mountain, LLC.
    Edmonds, WA

We have reviewed the accompanying balance sheet of Curated Mountain, LLC. as of December 31, 2020, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jessica Eller

Jessica Eller, CPA
Annapolis, MD



Jessica Eller
Certified Public Accountant

Balance Sheet as of December 31, 2020

ASSETS	2020
CURRENT ASSETS	
Cash	$0
Accounts Receivable	
Inventory	
Prepaid Expenses	
Short-Term Investments	
Total Current Assets	$0
FIXED (LONG-TERM) ASSETS	
Long-Term Investments	$0
Property, Plant, and Equipment	$0
(Less Accumulated Depreciation)	$0
Intangible Assets **Note 1	$6,000
Total Fixed Assets	$0
OTHER ASSETS	
Deferred Income Tax	$0
Escrow **Note 2	$10,000
Other	$0
Total Other Assets	$0
Total Assets	**$16,000**

LIABILITIES AND OWNER'S EQUITY	2020
CURRENT LIABILITIES	
Accounts Payable	$0
Short-Term Loans	$0
Income Taxes Payable	$0
Accrued Salaries and Wages	$0
Unearned Revenue	
Current Portion of Long-Term Debt	
Total Current Liabilities	$0
LONG-TERM LIABILITIES	
Long-Term Debt	$0
Deferred Income Tax	$0
Other	$0
Total Long-Term Liabilities	$0
OWNER'S EQUITY	
Investment **Note 3	$17,350
Retained Earnings	-$1,350
Other	$0
Total Owner's Equity	$16,000
Total Liabilities and Owner's Equity	**$16,000**

1125 West Street Suite 200 #301, Annapolis, MD 21401 • Phone/Fax: (410) 660-2011

See independent accountant's review report and accompanying notes to financial statements



Jessica Eller
Certified Public Accountant

Profit & Loss June 2, 2020 – December 31, 2020

Income

Sales	$0
Other Income	$0
Total Income	**$0**

Expenses

Meals	$1,350
Total Expenses	**$1,350**

Profit / (Loss)	**($1,350)**



Jessica Eller
Certified Public Accountant

Statement of Cash Flows for period June 2, 2020 – December 31, 2020

For the Period Ending	12/31/2020
Cash at Beginning of Year	0

Operations

Cash receipts from customers	0
Cash paid for	
Meals	(1,350)
Interest	0
Income taxes	0
Start up costs	(6,000)
Net Cash Flow from Operations	**(7,350)**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principals on loans	0
Sale of investment securities	0
Cash paid for	
Purchase of property and equipment	(10,000.00)
Making loans to other entities	0
Purchase of investment securities	0
Net Cash Flow from Investing Activities	**(10,000)**

Financing Activities

Cash receipts from	
Investments	17,350
Borrowing	0
Cash paid for	
Repurchase of stock (treasury stock)	0
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**17,350**

Net Increase in Cash	**0**
Cash at End of Year	0



Statement of Stockholder's Equity

	Owner's Investment	Retained Earnings	Total Owner's Equity
Balance, June 2, 2020	$ 0	$ 0	$ 0
Add: Owner's Investment	17,350		17,350
Add: Net Income		(1,350)	(1,350)
Balance, December 31, 2020	$17,350	$(1,350)	$16,000



Jessica Eller
Certified Public Accountant

Notes to Financial Statements Ending December 31, 2020

Note 1: Intangible Assets Information

The intangible assets are start-up costs including the below categories:

3D Renderings for Crowdfund	$2,300
Content Writer for Crowdfund	1,000
Freelancer Help for Excel Projection	900
Freelancer for Pitch Deck	700
Incorporation Expenses	500
Social Media Advertisement	350
Press Release Cost	250
Total Start-up Costs	**$6,000**

These will be amortized over 15 years.

Note 2: Escrow

Curated Mountain LLC escrow account consists of Earnest Money of $10.000 for the purchase of property 10287 Old Mountain Baker Highway, Glacier, WA 98244 on June 25, 2020 using Whatcom Land Title Company, Inc.

Note 3: Investments

Curated Mountain LLC has 100 shares outstanding, and 100 shares issued. Youri Benoiston owns 100% of the company shares.



4. Washington State Information

Curated Mountain LLC is registered as an LLC with the State of Washington with the following information:

UBI Number: 604 615 392
Registered Agent Name: Youri Benoiston
Street Address: 8604 Maplewood LN, Edmonds, WA 98026